File No. 70-8863

           SECURITIES AND EXCHANGE COMMISSION
                WASHINGTON, D.C.  20549

                        FORM U-1
     ______________________________________________

                    AMENDMENT NO. 4
              TO APPLICATION / DECLARATION
WITH RESPECT TO POWER BROKERING AND MARKETING ACTIVITIES
                       Under The
       PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
     ______________________________________________


Name of Company Filing This Statement And Address of
Principal Executive Offices:

                  Entergy Corporation
                   639 Loyola Avenue
             New Orleans, Louisiana  70113

             Entergy Power Marketing Corp.
         900 South Shackleford Road, Suite 210
             Parkwood 2 Building, Suite 325
                10055 Grogans Mill Road
                The Woodlands, TX 77380

Name of Top Registered Holding Company Parent of Appli cant/Declarant:

                  ENTERGY CORPORATION

Name and Address of Agent for Service:

     Christopher J. Bernard, Esq.       Laurence M. Hamric
     General Counsel                    General Attorney -- Corporate
     Entergy Power Marketing Corp.       and Securities
     Parkwood 2 Building, Suite 325      Entergy Services, Inc.
     10055 Grogans Mill Road            639 Loyola Avenue
     The Woodlands, TX 77380            New Orleans, Louisiana  70113


The Commission also is requested to send copies of all notices, orders and communications to:

                  William S. Scherman
                   Kathleen A. Foudy
          Skadden, Arps, Slate, Meagher & Flom
               1440 New York Avenue, N.W.
                 Washington, D.C. 20005

ITEM 1:  DESCRIPTION OF PROPOSED TRANSACTION

A.   Introduction

          Applicant/Declarant Entergy Power Marketing

Corporation ("EPMC"), a Delaware corporation, is a wholly-

owned subsidiary of Entergy Corporation ("Entergy"), a

registered public utility holding company as defined in

the Public Utility Holding Company Act of 1935 ("PUHCA").

EPMC hereby seeks authority, to the extent required, to

engage in a variety of power brokering and marketing

transactions, including traditional wholesale bulk power

transactions as well as the provision of innovative value-

added financial products and services designed to meet

the evolving needs of customers in competitive markets.

In addition, Entergy seeks authorization, to the extent

necessary, for its investment in EPMC and to provide

credit support, in the form of guarantees, for certain of

EPMC's proposed transactions.

B.   Background

          Entergy directly owns 100 percent of the common

stock of the following electric utilities, which operate

in the states of Arkansas, Louisiana, Mississippi, and

Texas:  Entergy Arkansas, Inc., Entergy Gulf States,

Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc.,

and Entergy New Orleans, Inc.

          Other Entergy subsidiaries include:  Entergy

Services, Inc. ("ESI"), a mutual service company that

provides financial, technical, administrative, corporate,

and other support services; System Energy Resources,

Inc., a corporation established to own the Grand Gulf

nuclear station; Entergy Operations, Inc., a corporation

established to operate the Entergy nuclear-fueled

electric generating units; System Fuels, Inc., a fuel

acquisition corporation; Entergy Power Development

Corporation, a corporation formed to hold certain Entergy

interests in non-utility generating facilities and

related ventures in the United States and overseas;

Entergy Power Development International Corporation, a

corporation owning a foreign utility company located in

Melbourne, Australia; Entergy Power Inc., a corporation

owning generating resources from which wholesale sales

are made to non-affiliated entities at market-based

rates; Entergy Enterprises, Inc. ("EEI"), a corporation

organized to market the expertise and capabilities of the

Entergy utility system to nonassociates and to investi

gate and develop investment opportunities in power-

related areas; and several exempt wholesale generators

and foreign utility companies in accordance with the

requirements of Sections 32 and 33, respectively, of

PUHCA.

C.   Proposed Transactions

          EPMC proposes to engage in a variety of power

brokering and marketing transactions, including

traditional wholesale bulk power transactions as well as

the provision of innovative value-added financial prod

ucts and services designed to meet the evolving needs of

customers in competitive markets.  Like Energy Alliance

Partnership, a Consolidated Natural Gas Co. subsidiary

the Commission recently allowed to engage in power market

ing and brokering activities, EPMC will

     provide choices to major customers with respect to the purchase, sale, borrowing and lending of electricity, natural gas and other fuels, and the management of their operations. In connection with these activities, [EPMC] will purchase, sell, supply, market, broker, or otherwise trade electrici ty, gas or other fuels,<FN1> provide electricity or fuel management services, and engage in activities or perform services, related to the foregoing.

Consolidated Natural Gas Company, Release No. 35-26512;

70-8631 (April 30, 1996), slip op. at 3 ("CNG").  In

addition, EPMC will

     provide instantaneous supply and sales options to electric generators; ... help customers manage price changes in electricity and fuel relative to time and location; and assist electric utilities and nonutility generators by managing fuel supply and transportation contracts, banking electricity until needed and providing price and delivery flexibility.

Id. at 3 n.10.<FN2>

          EPMC's activities will include traditional

power marketing and brokering activities.  Traditional

power marketing transactions typically will involve the

purchase of electricity from and the sale of electricity

to utilities, non-utility generators and other power

marketers.  In connection with such purchases and sales,

EPMC anticipates that it may arrange for transmission

capacity and services necessary to effectuate its sales

of electricity.  EPMC also anticipates that it may engage

in fuel delivery, or fuel conversion, activities, whereby

EPMC would deliver fuel supplies to a utility or non-

utility generator for the conversion of such fuel into

electric energy which then would be delivered to EPMC for

resale.  See Northeast Utilities Service Co., 60 SEC

Docket 93 (1995) (authorizing subsidiary of registered

holding company to engage in traditional power marketing

and "fuel-for energy" transactions).  With respect to

traditional power brokering activities, EPMC will act as

an agent or broker for utilities, non-utility generators

and other power marketers, to effectuate such parties'

sales and purchases of electric energy at wholesale.  See

id. (authorizing subsidiary of registered holding company

to engage in such brokering activities).

          EPMC also intends to play a role in the

increasingly competitive and integrated energy market

described by the Commission in CNG.  As the Commission

noted, "[i]t appears that the restructuring of the

electric industry now underway will dramatically affect

all United States energy markets as a result of the

growing interdependence of natural gas transmission and

electric generation, and the interchangability of

different forms of energy, particularly gas and

electricity."  CNG, slip op. at 11.  Thus, like other

power marketers, EPMC plans to deal in risk management

transactions, including swaps, options and futures

contracts that will assist its customers in hedging

against adverse price impacts.  See id. at 6-7.  Like

Energy Alliance Partnership, the Consolidated Natural Gas

Co. subsidiary, EPMC "will employ risk-reduction measures

to limit potential losses that could be incurred through

its activities.  Through market hedging techniques,

matching of obligations to market prices, contractual

limitation of damages and volume limitations, and

relatively short-term contracts, [EPMC] will seek to

minimize the financial exposure of [Entergy] through its

guarantees.  ... [EPMC] will not engage in speculative

trading in the energy market ... [and] will use market

hedging measures solely to minimize risk, and will limit

hedging activity to no more than the total amount of

commodities of [EPMC] that are subject to market price

fluctuation."  Id. at 7.  EPMC plans to offer flexible

and competitively packaged energy services, and to

provide its customers alternatives with respect to the

purchase, sale, borrowing and lending of electricity,

natural gas and other fuels.

          The Commission recently has permitted SEI

Holdings, Inc. ("Holding"), a wholly-owned non-utility

subsidiary of the Southern Company to engage in similar

activities.  See SEI Holdings, Inc., 62 SEC Docket 2493,

Rel. No. 35-26581 (1996).  Thus, EPMC requests that it be

permitted to engage in the same activities authorized in

SEI Holdings, Inc.  Such activities include:

               (i) electric power and/or fuel
          arbitrage transactions, which consist
          of simple exchange of fuel for
          electric power; (ii) dispatch control
          of energy assets, which involves an
          exchange of fixed-price electric
          power for dispatch control of
          electric power generation facilities;
          (iii) sales of options on capacity or
          energy; and (iv) national energy
          supply agreements, which involve
          retail sales to large energy
          consumers, having facilities in many
          different locations, that wish to
          obtain all of their energy needs from
          one supplier to achieve volume
          discounts and eliminate the high cost
          of separate procurement programs.

SEI Holding, Inc. (footnotes omitted).  The activities in

which EPMC, like Holdings, intends to engage also

include:

               tak[ing] appropriate measures in
          the normal course of [EPMC's]
          business to mitigate the risks
          associated with electric power and
          fuel purchase or sales contracts.
          Such measures may include matches
          between long-term firm or variable
          price electric power sales contracts
          and long-term firm or variable price
          fuel purchase contracts.  [EPMC] also
          may hedge fuel price risk through the
          purchase of fuel or fuel reserves or
          options on fuel reserves.  In
          addition, [EPMC] may purchase or sell
          commodity-based derivative
          instruments, such as electricity or
          gas futures contracts and options on
          electricity or gas futures, similar
          to those traded on the New York
          Mercantile Exchange, and gas and oil
          price swap agreements and other,
          primarily commodity-based derivative
          instruments.  [EPMC] may also offset
          price risk exposure under a purchase
          or sales contract through an opposite
          position to that purchase or sale.
          Similarly, in a portfolio of purchase
          and sales contracts, risk also could
          be limited through an appropriate mix
          of long-term and short-term con
          tracts, and diversification of the
          mix of customers and suppliers
          regionally and across industry lines.

Id.  As explained in SEI Holdings, Inc., EPMC "will seek

to manage a 'book' of various energy contracts involving

purchases, sales and trades of electricity and other

energy commodities.  [EPMC] will seek to hedge the risks

associated with these contracts through a combination of

physical assets, balanced physical purchases and sales,

purchases and sales on futures markets, or other

derivative risk management tools."  Id.

          Like Energy Alliance Partnership, EPMC intends

to engage in the above-described energy transactions,

including the provision of brokering services to its

associate companies.  See CNG at 4.  With respect to

transactions with associate companies, EPMC will comply

with the applicable requirements of Section 13 of PUHCA

and with Federal Energy Regulatory Commission ("FERC")

standards.  Moreover, without additional approval of the

FERC, EPMC will not sell electricity to the Entergy

operating companies.  See SEI Holdings, Inc.  In addi

tion, EPMC will enter into a service contract with

EEI,whereby EEI will provide EPMC with administrative

services, including maintaining books and records and

preparing corporate filings.  In accordance with PUHCA,

and unless and until the Commission approves two

settlement agreements entered into in 1992 by Entergy and

its state regulators,<FN3> any service contracts between EPMC and EEI will provide for services to be rendered on a

basis consistent with Section 13 and FERC requirements.

          EPMC also may engage in the retail marketing of

energy commodities in compliance with applicable state

law.  As the Commission explained in SEI Holdings, Inc.,

62 SEC Docket 2493, Release No. 35-26581 (September 26,

1996), "[i]n view of the pace of developments in the

industry, the Commission believes that retail marketing

proposals that satisfy the statutory requirements should

not be subject to the delays inherent in a reservation of

jurisdiction."  Thus, EPMC respectfully requests that the

Commission, as it has done with other power marketers,

permit EPMC to "engage in all forms of brokering and

marketing transactions involving energy commodities,

including electricity, natural gas, oil and coal, at

wholesale and at retail ... and to provide incidental

related services, such as fuel management, storage and

procurement" as well as to "purchase and [sell] commodity-

based derivative contracts, such as options, swaps and ex

change-traded futures contracts, under which physical

delivery may or may not in fact occur."  See id.  Like

other power marketers, EPMC "[u]ltimately ... will seek

to manage a 'book' of various energy contracts, involving

purchases, sales and trades of electricity and other

energy commodities ... and will seek to hedge the risks

associated with these contracts through a combination of

physical assets, balance physical purchases and sales,

purchases and sales on futures markets, or other

derivative risk management tools."  See id. Therefore,

EPMC respectfully requests that it be granted authority

to engage in such activities.

          EPMC has received an order from FERC

determining that it is an exempt wholesale generator

("EWG") in accordance with the requirements of Section 32

of PUHCA.  In accordance with Section 32, Entergy was

free to invest in EPMC without prior Commission approval,

provided that Entergy's investment complied with the

requirements of PUHCA and the Commission's rules

implementing PUHCA, in particular Section 32 of PUHCA and

Rule 53.  Entergy did so comply.  However, due to

uncertainty surrounding the requirement that exempt

wholesale generators be engaged solely and exclusively in

the business of owning and/or operating eligible facili

ties and selling electric energy at wholesale, EPMC has

notified the FERC that EPMC no longer seeks to maintain

its status as an EWG and therefore surrenders its EWG

status.  For example, although EPMC, as an EWG, may

engage in traditional power marketing and brokering

activities, it is not clear whether certain fuel delivery

activities would be consistent with the EWG "exclusivity"

requirement.  See, e.g., CSW Development-3, Inc., 73 FERC

 61,317 (1995) ("fuel-supply delivery activities to

generating facilities not owned or operated by the EWG

may violate exclusivity requirement for EWG status"

(quotation omitted)).  A copy of the notice is filed as

part of this fourth amendment to this Application.  Since

EPMC has surrendered its EWG status, EPMC is not a public-

utility company.  EPMC will neither own nor operate any

facilities used for the generation, transmission or

distribution of electric energy for sale nor own or

operate any facilities used for the distribution at

retail of natural or manufactures gas for heat, light or

power.  Nor will EPMC own any public utility company.

          In light of the foregoing, Entergy and EPMC

seek Commission approval for the financing of EPMC's

proposed activities.  In addition, Entergy seeks

Commission approval to serve as a guarantor for certain

of EPMC's power marketing activities.  Specifically,

Entergy will hold 100% of the authorized and issued

common stock of EPMC.  Entergy requests authority to

capitalize EPMC in an amount up to $20 million.  At this

time, Entergy has committed $5 million towards EPMC's

capitalization, but requests authority for such

additional capitalization in light of the developing

nature of the power marketing industry.  Entergy's

investment will constitute EPMC's total capitalization.

In addition, certain transactions in which EPMC proposes

to engage require that EPMC's participation be

guaranteed.  Accordingly, EPMC and Entergy request that

Entergy be permitted to provide up to $150 million in

credit support, i.e., guarantees or other similar

commitments, to EPMC.  At this time, Entergy has

committed $50 million in credit support to EPMC.  Entergy

requests the additional authorization because, as noted

in CNG, with respect to energy marketing companies,

"parent companies often guarantee their [subsidiary

marketing company's] contractual obligations to provide

financial stability and to enable them to compete

effectively."  CNG at 6 n.20.  Both Entergy's proposed

investment and credit support are de minimis in relation

to Entergy's consolidated assets, as of December 31,

1995, of approximately $22.5 billion.

          As noted above, Entergy has committed $5

million towards EPMC's capitalization.  At this point,

Entergy has provided EPMC with approximately $2.5 million

of the total $5 million that has been committed.  Entergy

provided EPMC with the $2.5 million as a cash

contribution.  As also noted above, Entergy, like CNG,

requests authority to provide EPMC with up to $150

million in credit support.  This credit support, which

will be in the form of guarantees or other similar commit

ments, will be used by EPMC when setting up brokerage

accounts and also will guarantee EPMC's physical

marketing and brokering activities.

D.   Discussion

          EPMC's participation in the marketing and

brokering activities discussed above may be construed as

the acquisition of an interest in a business pursuant to

Section 9(a) of PUHCA, and, therefore, be subject to

Commission approval pursuant to Section 10 of PUHCA.

Section 10 requires that the Commission approve an

acquisition of an interest in a business only if such

acquisition complies with Section 11 of PUHCA.  Section

11, in turn, requires that the operations of a registered

holding company system be limited to a single integrated

public utility system and to such other businesses as are

reasonably incidental or economically necessary or

appropriate to the operations of such integrated public

utility system.  Pursuant to Section 11(b), the Commis

sion also may permit, as reasonably incidental or economi

cally necessary or appropriate to the operations of one

or more integrated public utility systems, the retention

of an interest in any business which the Commission finds

necessary or appropriate in the public interest or for

the protection of investors or consumers and not

detrimental to the proper functioning of such public

utility system.

          The activities, discussed above, in which EPMC

plans to engage as a power marketer and broker satisfy

the standards of Section 11.  EPMC's proposed

transactions are reasonably incidental and economically

necessary and appropriate to the operations of Entergy's

integrated public utility system and are in the public

interest.  Moreover, allowing EPMC to engage in the

transactions proposed above is in accord with Commission

precedent and policy.

          As noted above, in CNG, the Commission recently

granted an application allowing the subsidiary of a

registered utility holding company to engage in power

marketing and brokering activities similar to EPMC's

proposed transactions.  In doing so, the Commission found

that such transactions "would not be 'detrimental to the

carrying out of the provisions of section 11' and so

require an adverse finding under section 10(c)(1)."  CNG

at 14.  The Commission also

     note[d] that the transactions would appear to be within the plain meaning of the statute, viz, the proposed brokering and marketing and related activities are reasonably incidental, or economically necessary or appropriate on a finding that they are necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning of the [integrated public-utility] system.

Id. (citation omitted).  Similarly, in Northeast

Utilities Service Co., 60 SEC Docket 93 (1995), the Com

mission also allowed a subsidiary of a registered holding

company to engage in power marketing, including fuel

conversion, and power brokering transactions, recognizing

that the proposed marketing and brokering activities

"would not be 'detrimental to the carrying out of the

provisions of section 11.'"

          The Commission's recent Notice of Proposed

Rulemaking recognizes that the transactions proposed

herein are economically necessary and appropriate to the

operations of a public utility holding company system

like Entergy and are in the public interest.  Exemption

of Acquisition by Registered Public Utility Holding

Companies of Securities of Nonutility Companies Engaged

in Certain Energy-Related and Gas-Related Businesses;

Exemption of Capital Contributions and Advances to Such

Companies, 59 SEC Docket 1490 (1995) (Notice of Proposed

Rulemaking).  Recognizing that "the utility industry is

evolving toward a broadly based energy-related business

that is no longer focused solely on the traditional,

regulated, production and distribution functions of a

utility" and that "almost all utilities engage in a

variety of other energy-related activities that involve

applications of resources and capabilities developed in

the conduct of utility operations," the Commission has

proposed a new Rule 58.  Id.   Proposed Rule 58 would

allow a registered holding company to acquire the

securities of an "energy-related company" without prior

Commission approval.  An energy-related company is

defined as a company that derives substantially all of

its revenues from certain categories of activities,

including:  the "brokering and marketing of energy

commodities, including, but not limited to electricity or

natural or manufactured gas."  Id.  Proposed rule 58 also

would remove any geographic limits on such activities.

Id.    Thus, through its proposed Rule 58, the Commission

has acknowledged the increasingly competitive and

integrated nature and economic realities of the energy

industry and recognized that in today's energy industry,

power marketing and brokering activities are "closely

related to a [public utility holding company] system's

core utility business."  Id.   And, as the Commission

stated in CNG, "[t]he participation of registered system

companies in these activities should promote greater

competition and thus further the public interest in a

sound electric and gas utility industry."  Id. at 12.

The Commission recently adopted Proposed Rule 58 as a

Final Rule.

          Moreover, as required by FERC, EPMC and Entergy

have filed codes of conduct with FERC that will provide

protections for the customers of the Entergy

subsidiaries.  See Entergy Services, Inc., 74 FERC

 61,137 (1996); Entergy Power Marketing Corp., 75 FERC

 61,282 (1996). These codes of conduct, the requirements

of which are mandated by the FERC, have been designed by

the FERC to preclude the possibility of affiliate abuse

between power marketers and their associate utility compa

nies. See id.  The codes of conduct provide that without

the additional approval of FERC, EPMC may not sell

electricity to the Entergy operating companies.  Id.  The

codes also preclude EPMC from obtaining and using non-

public price and customer information available to the

Entergy operating companies regarding wholesale

electricity opportunities.  Id.  In addition, the codes

require that EPMC will not sell non-power goods or

services to the operating companies at a price above

market value and that EPMC will purchase non-power goods

or services from the Entergy operating companies at a

price equal to the higher of cost or market value. Id.

The FERC-mandated codes of conduct ensure that the

customers of the Entergy operating companies are not

harmed by the activities of EPMC and that no affiliate

abuse results from the relationship of EPMC to the

Entergy operating companies.  The Commission has acknowl

edged that these code of conduct provisions serve as safe

guard to "insulate . . . utility customers against the

risks inherent in any commodity marketing business."  See

SEI Holdings, Inc.

E.   Financial Matters

          EPMC is a direct, wholly-owned subsidiary of

Entergy.  Entergy will own 100% of the authorized and

issued common stock of EPMC.  Entergy requests authority

to capitalize EPMC in an amount up to $20 million.  At

this time, Entergy has committed $5 million towards

EPMC's capitalization, but requests authority for such

additional capitalization in light of the developing

nature of the power marketing industry.  In addition,

certain transactions in which EPMC proposes to engage

require that EPMC's participation be guaranteed.

Accordingly, EPMC and Entergy request that Entergy be

permitted to provide up to $150 million in credit

support, i.e., guarantees or other similar commitments,

to EPMC.  At this time, Entergy has committed $50 million

in credit support to EPMC.  As noted above, Entergy's

potential total investment in EPMC and the potential

aggregate amount of Entergy's guarantees of EPMC's

transactions are quite de minimis when compared to

Entergy's total consolidated assets of approximately

$22.5 billion.

F.   Reporting Requirements

          As the Commission has required of other

applicants seeking authority to engage in power marketing

and brokering activities (see, e.g., American Electric

Power Company, Inc., 62 SEC Docket 2370 (1996)), Entergy

and EPMC hereby agree to comply with the following

reporting requirement:  the Applicants will file

quarterly certificates of notification not later than 60

days after the end of the first three calendar quarters

of the fiscal year concerning the activities for which

they hereby seek authority, including:  (1) a quarter-end

balance sheet and three-month and twelve-month income and

cash flow statements for EPMC;  (2) a listing of any

guarantees or assumptions of liability by Entergy on

behalf of EPMC;  and (3) a description of services

obtained by EPMC from associate companies, specifying the

type of service, the number of personnel from each

associate company providing services during the quarter

and the total dollar value of the services.

ITEM 2:  FEES, COMMISSIONS AND EXPENSES

A.   It is estimated that the fees, commissions or

     expenses paid or incurred, directly or indirectly,

     in connection with the proposed transaction will not

     exceed $30,000, consisting of the $2,000 filing fee

     under PUHCA, $10,000 payable to EEI for services,

     including regularly employed counsel, on a cost

     basis for the preparation of this application-

     declaration, $15,000 payable to non-affiliated

     professionals, and $3,000 for miscellaneous other

     expenses.

B.   The fees to be paid to EEI for services, including

     regularly employed counsel, on a cost basis for the

     preparation of this application-declaration will be,

     as discussed above, in connection with a service

     agreement between EEI and EPMC for EEI's provision

     of administrative services to EPMC.

ITEM 3:  APPLICABLE STATUTORY PROVISIONS

A.   The following sections of PUHCA are or may be

applicable to the proposed transaction:  6(a), 7, 9(a),

10, 12(b), and 13(b).  The following Commission rules may

be applicable to the proposed transaction:  45, 54,

87(b)(1), 90, and 91.

ITEM 4:  REGULATORY APPROVAL

A.   The FERC has jurisdiction over the rates and charges

EPMC may impose with respect to wholesale power marketing

activities.  EPMC filed an application with the FERC for

power marketer status, including authority to sell elec

tricity at market-based rates, which was accepted by the

Commission on February 14, 1996, subject to EPMC's

accepting the conditions set forth in the FERC's order.

EPMC made its compliance filing with the FERC on February

29, 1996.  The FERC accepted this compliance filing as

modified on June 13, 1996.  Entergy Power Marketing

Corp., 75 FERC  61,282 (1996).



ITEM 5:  PROCEDURE

A.   It is hereby respectfully requested that the

     Commission issue an order with respect to the

     transactions proposed herein at the earliest

     possible date.

B.   Applicant/Declarant respectfully submits that a

     recommended decision by a hearing or other

     responsible officer of the Commission is not

     necessary with respect to the proposed transactions.

     The Office of the Division of Investment Management

     may assist in the preparation of the Commission's

     decision.  There should not be any waiting period

     between the issuance of the Commission's order and

     the date on which it is to become effective.

ITEM 6:  EXHIBITS AND FINANCIAL STATEMENTS

          The following exhibits and financial statements

are made a part of this statement:

Exhibits


-    Notice to Federal Energy Regulatory Commission of
     Subsequent Withdrawal of Exempt Wholesale Generator
     Status

ITEM 7:  INFORMATION AS TO ENVIRONMENTAL EFFECTS

A.   The proposed transactions do not involve major

     federal action having a significant effect on the

     human environment.

B.   No federal agency has prepared or is preparing an

     environmental impact statement with respect to the

     proposed transactions.

                       SIGNATURE:

     Pursuant to the requirements of the Public Utility

Holding Company Act of 1935, the undersigned company has

duly caused this statement to be signed on its behalf by

the undersigned thereunto duly authorized.



Date:May 30, 1997             Entergy Power Marketing Corp.


                                /s/ Christopher J. Bernard
                         By:  Christopher J. Bernard
                              General Counsel


                         Entergy Corporation

                               /s/ William J. Regan, Jr.
                         By:  William J. Regan, Jr.
                              Vice President and Treasurer

                 Certificate of Service


          I, Michael A. Bardee, certify that copies of the foregoing Amendment No. 4 were served upon the follow ing by first-class mail, postage prepaid. Dated at Wash ington, D.C. this 30th day of May 1997.


                                     /s/ Michael A. Bardee
                                   Michael A. Bardee


Kenneth M. Carter, Esq.            Mary W. Cochran
Karen R. Carter, Esq.              General Counsel
Carter & Cates                     Arkansas Public Service Commission
Suite 1230 - Energy Centre         1000 Center Street
1100 Poydras Street                P.O. Box 400
New Orleans, LA 70163              Little Rock, AR  72203

Jacquelyn Frick, Director          D. David Slaton
Council Utilities                  Chief Administrative
   Regulatory Office               Law Judge
City Hall - Room 6E07              Arkansas Public Service Commission
1300 Perdido Street                1000 Center Street
New Orleans, LA 70112              P.O. Box 400
                                   Little Rock, AR  72203
Sherry A. Quirk, Esq.
Montina M. Cole, Esq.
Verner, Liipfert, Bernhard,
   McPherson and Hand, Chartered
901 15th Street, N.W.
Washington, D.C. 20005

Avis Marie Russell
City Attorney
Law Department
City Hall -Room 5E01
1300 Perdido Street
New Orleans, LA 70112


_______________________________
<FN1>  Like Energy Alliance, EPMC anticipates that such
       fuels will "include those likely to be involved in transactions concerning natural gas, such as oil and other hydrocarbons, wood chips, wastes and other combustible substances." CNG at 3 n.9.

<FN2>  In the future, EPMC may "help electric utilities
       find the best way to met Clean Air Act requirements through a combination of new gas technologies, emission credits, cross-fuel management and wholesale electricity purchases and sales." CNG at 3 n.10.

<FN3>  Such approvals have been sought in Docket No. 70-
       8529, but have not been granted by the Commission.